

December 18, 2013

<u>Via E-mail</u>
Dr. Mehran P. Ghazvini, DC
Principal Executive Officer and Chief Financial Officer
Global Green, Inc.
2820 Remington Green Circle
Tallahassee, FL 32308

Re: Global Green, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2012
Filed April 9, 2013 and amended May 13, 2013
File No. 333-174853

Dear Dr. Ghazvini:

        We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your document.

        Please respond to this letter within 10 business days by amending your filing or by advising us when you will provide the requested response. If you do not believe the comment applies to your facts and circumstances, please tell us why in your response. Please furnish us a letter on EDGAR under the form type label CORRESP that keys your response to our comment.

        After reviewing any amendment to your filing and the information you provide in response to this comment, we may have additional comments.

<u>Form 10-K/A for the Fiscal Year Ended December 31, 2012</u>
<u>Item 9A. Controls and Procedures</u>
<u>Disclosure Controls and Procedures, page 32</u>

1.   Please revise your disclosure to state your principal executive and principal financial
        officer's conclusion about the effectiveness (i.e. effective or not effective) of your
        disclosure controls and procedures as of the end of the period covered by your report.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in this filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comment, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to this filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Dana Hartz, Staff Accountant, at (202) 551-3648 or Lisa Vanjoske, Assistant Chief Accountant, at (202) 551-3614 if you have questions regarding this comment. In this regard, do not hesitate to contact me at (202) 551-3679.

Sincerely,

/s/ Jim B. Rosenberg

Jim B. Rosenberg
Senior Assistant Chief Accountant